SMART Technologies Inc.

3636 Research Road NW

Calgary, AB T2L 1Y1

CANADA

Phone 403.245.0333

Fax 403.228.2500

info@smarttech.com www.smarttech.com

Jeff Losch

VP, Legal and General Counsel

Tel. 403-407-5201

Fax. 403-407-4898

January 17, 2014

Via EDGAR

Securities and Exchange Commission

Washington, D.C.

20549

Attention:	Cecelia Blye

Chief, Office of Global Security Risk

Dear Sirs:

Re:	SMART Technologies Inc. (the “Company”)

File No. 1-34798

With respect to your letter dated December 19, 2013 concerning your review of the Company’s Form 20-F for the Fiscal Year ended March 31, 2013 (the “Filing”) and addressed to Mr. Neil Gaydon, the Company’s Chief executive Officer; please be advised that Mr. Gaydon has asked the writer to respond on his behalf.

The following responses follow the numbering convention contained in your letter:

1.	The letter requests information concerning any contacts with Cuba, Syria or Sudan for the last three fiscal years and subsequent interim period. We therefore understand the time period in question is to be from April 1, 2010 to the current date. While the term “contacts” is not specified, we understand it to mean: (i) any requests for the provision of our products, equipment, technology or services either by a government of any of three countries or an entity controlled by such governments; (ii) any requests by third parties to sell or otherwise provide products into these countries; or (iii) any actual sales or shipments made to or into the identified countries.

(i)	Government Contacts

We hereby confirm that to the best of our knowledge and information that there have been no contacts, which includes requests for the sale or provision of our products, equipment, technology or services, with the governments of the three countries or entities controlled by such governments during the period in question.

(ii)	Requests by Third Parties

During the period in question, the Company on occasion has received requests from either its existing distribution channel members or third parties about the potential to resell Company products into one of the specified countries. Such requests are often made verbally at trade shows or during the course of telephone conversations. Although we do not track or collect details concerning such requests, the Company either does not respond to those requests or immediately declines such requests.

Additionally, the standard channel agreements the Company enters into with each of its channel partners contains a contractual provision that obligates the reseller to comply with all applicable import and import controls and regulations as specified by Canadian, US and other governments. Specifically, channel partners agree that “they will not, directly or indirectly, improperly export, re-export, transfer within a country, release or otherwise transfer by any means or method any restricted product, technical data or technical assistance or software obtained pursuant to this agreement to controlled countries, countries that are subject to certain trade control embargoes, sanctions, prohibitions and restrictions or to nationals of such countries subject to Canadian, United States or other government restrictions”. This clause, or a materially similar one, is found in almost all if not all of our channel agreements.

(iii)	Sales or Shipments

The Company has not made any sales or shipped any products, equipment, and technology nor provided any services to either Syria, Sudan or Cuba during the period in question. Since approximately June 2010, the Company has developed and implemented certain procedural safeguards to ensure that no product can be shipped to a country that is the subject of a trade control, embargo, sanctions, prohibitions or restrictions. Syria, Sudan or Syria are countries subject to such safeguards.

Additionally, the Company utilizes a screening process by which a database containing information regarding “sold to”, “shipped to” and “vendor” information is maintained and screened against the restricted and denied party/person lists maintained by the Company. Our records indicate that there have been no sales or shipments made to Syria, Sudan or Cuba during the period in question.

2.	In light of the fact that the Company has no direct or indirect business relationships, arrangements or operations with either Syria, Sudan or Cuba, and that it currently derives, and for the time period in question has derived, no income from business activity with any of the three specified companies, it is respectfully submitted that no materiality analysis needs be provided.

3.	With respect to developments arising from our voluntary disclosure to the US Department of Commerce’s Bureau of Industry and Security (“BIS”) disclosed in the Company’s Form 6-K filing made August 12, 2010, a Warning Letter was issued by the BIS on November 17, 2010 upon the conclusion of its investigation of the Company regarding sales made into Syria in 2009 and prior years.

The Warning Letter advised that although the investigated conduct was believed to constitute a violation of the Export Administrative Act and/or Regulations thereunder (“EAR”), the BIS determined not to refer the matter for criminal or administrative prosecution and was closing the matter with the issuance of such Warning Letter.

Other than a further letter from the BIS dated January 11, 2011 that denied a request of the Company to be authorized under EAR to repair Company products previously sold into Syria, there have been no other communications with the BIS concerning this or any other matter.

In conclusion and as directed in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above satisfactorily addresses the requests made in your letter. Please do not hesitate to contact the writer should clarification or further information be required.

Yours truly,

SMART Technologies Inc.

/s/ Jeffrey A. Losch

Jeff Losch

Vice President, Legal and General Counsel

cc:	Neil Gaydon

President & Chief Executive Officer

SMART Technologies Inc.

Barbara Jacobs

Assistant Director

Division of Corporation Finance